Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.
Introduced 01/07/96  Origin: Appendix 5  Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity
Piedmont Lithium Limited

ABN
50 002 664 495

We (the entity) give ASX the following information.

Part 1 ‑ All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	145,000,000

3
Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
		Ordinary fully paid shares

+ See chapter 19 for defined terms.

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4
Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:
•the date from which they do
•the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
		Yes

5	Issue price or consideration	$0.145

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)
To provide funding to complete a definitive feasibility study and to continue development of the Company’s Piedmont Lithium Project located in the United States, including additional drilling to upgrade the Project’s Inferred resources to Indicated resources, additional metallurgical testwork and engineering studies, ongoing land consolidation, and general working capital.

6a
Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i
		Yes

6b	The date the security holder resolution under rule 7.1A was passed	21 November 2018

6c	Number of +securities issued without security holder approval under rule 7.1	77,961,965

6d	Number of +securities issued with security holder approval under rule 7.1A	67,038,035

+ See chapter 19 for defined terms.

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6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	0

6f	Number of +securities issued under an exception in rule 7.2	0

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	Yes Issue date: 10 July 2019 Issue price: A$0.145 per share 15-day VWAP: A$0.1581 per share Source: IRESS

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not applicable

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Rule 7.1 – 15,745,087 Rule 7.1A – 0

7
+Issue dates
Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12).  For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.
Cross reference: item 33 of Appendix 3B.
		July 10, 2019

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	815,380,352	Ordinary Shares

+ See chapter 19 for defined terms.

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		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)	14,000,000 1,000,000 16,500,000 16,500,000 6,000,000 6,000,000 6,000,000 6,000,000 400,000 400,000 400,000 1,300,000 1,300,000 1,500,000 1,500,000 4,175,000 2,875,000 50,000
Incentive options exercisable at A$0.05 each, expiring on 31 December 2019
Incentive options exercisable at A$0.08 each, expiring on 31 December 2019
Incentive options exercisable at A$0.10 each, expiring on 31 December 2019
Incentive options exercisable at A$0.15 each, expiring on 31 December 2019
Incentive options exercisable at $0.10 each on or before 10 July 2020
Incentive options exercisable at A$0.12 each on or before 10 January 2021
Incentive options exercisable at A$0.16 each on or before 10 July 2021
Incentive options exercisable at A$0.24 each on or before 10 July 2022
Incentive options exercisable at A$0.22 each on or before 31 July 2021
Incentive options exercisable at A$0.26 each on or before 31 July 2021
Incentive options exercisable at A$0.28 each on or before 31 July 2021
Incentive options exercisable at A$0.15 each on or before 30 June 2020
Incentive options exercisable at A$0.20 each on or before 30 June 2020
Incentive options exercisable at A$0.15 each on or before 30 June 2021
Incentive options exercisable at A$0.20 each on or before 30 June 2022
Incentive options exercisable at A$0.25 each on or before 30 June 2020
Incentive options exercisable at A$0.35 each on or before 31 December 2020
Performance share rights which are subject to various performance conditions to be satisfied prior to 31 December 2020

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

+ See chapter 19 for defined terms.

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Part 2 ‑ Pro rata issue

11	Is security holder approval required?	Not applicable

12	Is the issue renounceable or non-renounceable?	Not applicable

13	Ratio in which the +securities will be offered	Not applicable

14	+Class of +securities to which the offer relates	Not applicable

15	+Record date to determine entitlements	Not applicable

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable

17	Policy for deciding entitlements in relation to fractions	Not applicable

18
Names of countries in which the entity has security holders who will not be sent new offer documents
Note: Security holders must be told how their entitlements are to be dealt with.
Cross reference: rule 7.7.
Not applicable

19	Closing date for receipt of acceptances or renunciations	Not applicable

20	Names of any underwriters	Not applicable

21	Amount of any underwriting fee or commission	Not applicable

22	Names of any brokers to the issue	Not applicable

23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

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24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	Not applicable

25	If the issue is contingent on security holders’ approval, the date of the meeting	Not applicable

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled	Not applicable

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable

28	Date rights trading will begin (if applicable)	Not applicable

29	Date rights trading will end (if applicable)	Not applicable

30	How do security holders sell their entitlements in full through a broker?	Not applicable

31	How do security holders sell part of their entitlements through a broker and accept for the balance?	Not applicable

32	How do security holders dispose of their entitlements (except by sale through a broker)?	Not applicable

33	+Issue date	Not applicable

+ See chapter 19 for defined terms.

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Part 3 ‑ Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)
(a)	+Securities described in Part 1

(b)
All other +securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36
If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought	Not applicable

39	+Class of +securities for which quotation is sought	Not applicable

+ See chapter 19 for defined terms.

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40
Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:
•the date from which they do
•the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Not applicable

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)	Not applicable

+ See chapter 19 for defined terms.

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Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form.  If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:                          ..................................................                                                                      Date: July 10, 2019
(~~Director~~/Company secretary)

Print name:	Gregory Swan

== == == == ==

+ See chapter 19 for defined terms.

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Appendix 3B
New issue announcement

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities
Introduced 01/08/12  Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	559,030,352
Add the following:
•  Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2
•  Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval
•  Number of partly paid +ordinary securities that became fully paid in that 12 month period
Note:
•  Include only ordinary securities here – other classes of equity securities cannot be added
•  Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed
•  It may be useful to set out issues of securities on different dates as separate line items

200,000 shares (31 July 2018)
51,219,891 shares (7 December 2018)
55,923,035 shares (7 December 2018)
447,983 shares (13 December 2018)
3,409,091 shares (1 February 2019)
150,000 shares (1 February 2019)

Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	0
“A”	670,380,352

+ See chapter 19 for defined terms.

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Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]
Multiply “A” by 0.15	100,557,052
Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used
Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued:
•  Under an exception in rule 7.2
•  Under rule 7.1A
•  With security holder approval under rule 7.1 or rule 7.4
Note:
•  This applies to equity securities, unless specifically excluded – not just ordinary securities
•  Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed
•  It may be useful to set out issues of securities on different dates as separate line items
2,650,000 options (13 July 2018) 1,000,000 options (31 July 2018) 3,200,000 options (10 May 2019) 77,961,965 shares (10 July 2019)
“C”	84,811,965
Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2	100,557,052
Subtract “C” Note: number must be same as shown in Step 3	84,811,965
Total [“A” x 0.15] – “C”	15,745,087 [Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.

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Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1	670,380,352
Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10	67,038,035
Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used
Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A
Notes:
•  This applies to equity securities – not just ordinary securities
•  Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed
•  Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained
•  It may be useful to set out issues of securities on different dates as separate line items
67,038,035 shares (10 July 2019)
“E”	67,038,035
Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2	67,038,035
Subtract “E” Note: number must be same as shown in Step 3	67,038,035
Total [“A” x 0.10] – “E”	0 Note: this is the remaining placement capacity under rule 7.1A

+ See chapter 19 for defined terms.

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July 10, 2019

Information required under ASX Listing Rule 3.10.5A:
(a)
The Company today issued 67,038,035 shares under Listing Rule 7.1A and 77,961,965 shares under Listing Rule 7.1. Dilution to existing shareholders as a result of the issue under Listing Rule 7.1A is 8%, dilution to existing shareholders as a result of the issue under Listing Rule 7.1 is 10% and the total dilution to existing shareholders is 18%. The percentage of the post-Placement capital is as follows:

a.	57% held by pre-Placement security holders who did not participate in the Placement;
b.	42% held by pre-Placement security holders who did participate in the Placement (with 20% held by those who participated under Listing Rule 7.1A); and
c.	1% held by participants in the Placement who were not previously security holders (with 0% held by those who participated under Listing Rule 7.1A);
(b)
The Company issued 67,038,035 shares under Listing Rule 7.1A because the Placement was considered to be a more efficient mechanism for raising funds. The Placement did not expose the Company to additional costs, a protracted process and market volatility that may have been experienced with a pro-rata issue or other type of issue in which existing ordinary shareholders would have been eligible to participate;

(c)	No underwriting arrangements are in place for the Placement under Listing Rule 7.1A; and
(d)	A fee of 5% may be paid to brokers in connection with the Placement under Listing Rule 7.1A.

July 10, 2019

Notice under Section 708A:
Piedmont Lithium Limited (the "Company") has today issued 145,000,000 fully paid ordinary shares. The issued securities are part of a class of securities quoted on the Australian Securities Exchange ("ASX").
The Company hereby notifies ASX under paragraph 708A(5)(e) of the Corporations Act 2001 (Cwth) (the "Act") that:
1.	the Company issued the securities without disclosure to investors under Part 6D.2 of the Act;
2.	as at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company, and section 674 of the Act; and
3.	as at the date of this notice, there is no information that is “excluded information” within the meaning of sections 708A(7) and 708A(8) of the Act.